UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67464/July 19, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14781

In the Matter of                                    :
                                                    :
FAR VISTA INTERACTIVE CORP.,                        :
HERZOG INTERNATIONAL HOLDINGS, INC.,   :           ORDER MAKING FINDINGS AND
TATONKA OIL & GAS COMPANY, INC.,                    :   REVOKING REGISTRATIONS
GREEN CAPITAL GROUP, INC.,                          :   BY DEFAULT
LONE STAR INTERNATIONAL ENERGY INC.,   :
WINTECH DIGITAL SYSTEM                               :
   TECHNOLOGY CORP., and                             :
HOUSE OF BRUSSELS CHOCOLATES, INC.    :

SUMMARY

This Order revokes the registrations of the registered securities of Herzog International Holdings, Inc., Tatonka Oil & Gas Company, Inc., Green Capital Group, Inc., Lone Star International Energy Inc., Wintech Digital System Technology Corp., and House of Brussels Chocolates, Inc. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I.  BACKGROUND

The Commission initiated this proceeding on February 29, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by June 16, 2012.[2]

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[1] Far Vista Interactive Corp. filed an Answer to the Order Instituting Proceedings and remains in the proceeding.

[2] Herzog International Holdings, Inc., Tatonka Oil & Gas Company, Inc., Green Capital Group, Inc., and House of Brussels Chocolates, Inc., were each served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing

To date, none has filed an Answer to the OIP, due twenty days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

## II. FINDINGS OF FACT

Herzog International Holdings, Inc. (CIK No. 0000853464),[3] is an active Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q on November 13, 1996. Its securities are not currently publicly quoted or traded.

Tatonka Oil & Gas Company, Inc. (CIK No. 0001220819), is a Colorado corporation located in Denver, Colorado, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB/A[4] on March 26, 2008, for the period ended October 31, 2007. As of December 12, 2011, the company's common stock (symbol "TTKA") was quoted on OTC Link.

Green Capital Group, Inc. (CIK No. 0000866678), is a Nevada corporation located in Miami, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 8-K on April 7, 1999. Its securities are not publicly quoted or traded.

Lone Star International Energy Inc. (CIK No. 0000841282), is a Nevada corporation located in Weatherford, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB on November 19, 1998. Its securities are not currently publicly quoted or traded.

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with the Commission." 17 C.F.R. § 201.141(a)(2)(ii). Lone Star International Energy Inc. and Wintech Digital System Technology Corp., Nevada corporations, were served with the OIP by service on their Nevada registered agents on March 5, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090.

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Wintech Digital System Technology Corp. (CIK No. 0001113226) is an active Nevada corporation located in Texas with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB on November 3, 2006. As of December 12, 2011, the company's common stock (symbol "WDSP") was quoted on OTC Link.

House of Brussels Chocolates, Inc. (CIK No. 0001072367), is a Nevada corporation located in British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB on March 17, 2006, for the period ended January 31, 2006. As of December 12, 2011, the company's common stock (symbol "HBSL") was quoted on OTC Link.

### III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

### IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

## V.  ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Herzog International Holdings, Inc., is REVOKED;

the REGISTRATION of the registered securities of Tatonka Oil & Gas Company, Inc., is REVOKED;

the REGISTRATION of the registered securities of Green Capital Group, Inc., is REVOKED;

the REGISTRATION of the registered securities of Lone Star International Energy Inc.  is REVOKED;

the REGISTRATION of the registered securities of Wintech Digital System Technology Corp. is REVOKED; and

the REGISTRATION of the registered securities of House of Brussels Chocolates, Inc., is REVOKED.


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Carol Fox Foelak
Administrative Law Judge